UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)

AMERICAN RETIREMENT CORPORATION (Name of Issuer)
Common Stock (Title of Class of Securities)
028913101 (CUSIP Number)
December 31, 2002 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Holiday Retirement Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [x]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Oregon
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 271,100 shares
	6	SHARED VOTING POWER -0- shares
	7	SOLE DISPOSITIVE POWER 271,100 shares
	8	SHARED DISPOSITIVE POWER -0- shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 271,100 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.6%
12	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Daniel R. Baty (2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [x]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,000 shares
	6	SHARED VOTING POWER -0- shares
	7	SOLE DISPOSITIVE POWER 1,000 shares
	8	SHARED DISPOSITIVE POWER -0- shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Less than 1%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) William E. Colson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [x]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 214,500 shares
	6	SHARED VOTING POWER 271,100 shares
	7	SOLE DISPOSITIVE POWER 214,500 shares
	8	SHARED DISPOSITIVE POWER 271,100 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 485,600 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.8%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Background.

This Schedule 13G/A is filed by Holiday Retirement Corp., Daniel R. Baty and William E. Colson (the "Reporting Persons") and amends the statement on Schedule 13G filed by the Reporting Persons on January 23, 2001 (the "Original 13G"), and the amended Schedule 13G filed by the reporting persons on February 11, 2002 (the "13G/A No. 1")

During 2000, (i) LB/HRC Bond Investors LLC, a joint venture between HRC Bond Investors LLC (an Oregon limited liability company) ("HRC Bond Investors LLC") and LB Bond Investors LLC, and (ii) LB/HRC Bond Investors II LLC, a joint venture between HRC Bond Investors LLC and LB Bond Investors II LLC, purchased 5 3/4% convertible subordinated debentures due 2002 of the issuer, American Retirement Corporation (the "ACR Bonds").

As reported in the Original 13G, the Reporting Persons purchased shares of Common Stock of the Issuer that would, if the persons listed on Exhibit A were deemed to be a group, result in the deemed beneficial ownership by such group of more than 5% of the Common Stock of the Issuer.

In 2001, subsequent to filing the Original 13G, the Reporting Persons purchased additional shares of Common Stock of the Issuer resulting in the ownership structure as set forth on the cover pages to this Schedule 13G/A.

On September 26, 2002, following the tender offer by the Filing Persons of all of their 5 3/4% convertible subordinated debentures due 2002 in an exchange offer completed by the Issuer on such date, such securities were exchanged for a combination of the Issuer's 5 3/4% Series A Senior Subordinate Notes Due 2002, which have since been repaid in full, and the Issuer's 10% Series B Convertible Senior Subordinated Notes Due 2008 (the "Series B Notes"). The Series B Notes are convertible into shares of the Issuer's Common Stock at a conversion price of $2.25 per share.

The Reporting Persons disclaim the existence of a group pursuant to Rule 13d-5 with the persons listed on Exhibit A.

In February 2003, the joint venture dissolved between HRC Bond Investors LLC, LB Bond Investors LLC and LB Bond Investors II LLC.

The information in this filing with respect to the first eight entities listed on Exhibit A (the "Lehman Entities") is, to the best of the Reporting Persons' knowledge, accurate as of December 31, 2002. On January 22, 2001, the Lehman Entities filed a Schedule 13G, as amended, with respect to their ownership of securities of the Issuer and reference is made to the more detailed information contained therein, and in any amendments to such Schedules that may be filed in the future.

Item 1 (a). Name of Issuer: AMERICAN RETIREMENT CORPORATION

Item 1 (b). Address of Issuer's Principal Executive Offices:

111 Westwood Place, Suite 200

Brentwood, TN 37027

Item 2

(a). (b) & (c) Name, Address of Principal Business Office or, if none, Residence and Citizenship of Persons Filing:

The principal place of business of all the filing persons is:

2250 McGilchrist Street S.E, Suite 200

Salem, OR 97302

(1) Holiday Retirement Corp., an Oregon corporation;

(2) Daniel R. Baty, a United States citizen

(3) William E. Colson, a United States citizen

Item 2 (d). Title of Class of Securities: Common Stock, par value $0.01 per share

Item 2 (e). CUSIP No: 028913101

Item 3. If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4. Ownership

See responses to Items 5, 6,7,8, 9 and 11 of Cover Pages

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Please see Exhibit 99.1 attached.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 19, 2003	HOLIDAY RETIREMENT CORP. By /s/ William E. Colson Title: President
February 19, 2003	/s/ Daniel Baty Daniel R. Baty
February 19, 2003	/s/ William E. Colson William E. Colson

EXHIBIT INDEX
Exhibit	Description
99.1	Identification of Members of the Group
99.2	Joint Filing Agreement

Exhibit 99.1

IDENTIFICATION OF MEMBERS OF THE GROUP

LB/HRC Bond Investors LLC, a Delaware limited liability company

LB/HRC Bond Investors II LLC, a Delaware limited liability company

LB Bond Investors LLC, a Delaware limited liability company

LB Bond Investors II LLC, a Delaware limited liability company

PAMI, LLC, a Delaware limited liability company

Property Asset Management Inc., a Delaware corporation

Lehman ALI Inc., a Delaware corporation

Lehman Brothers Holding Inc., a Delaware corporation

HRC Bond Investors LLC, a Delaware limited liability company

Columbia Pacific Growth Fund Y2K, Limited Partnership, a Washington partnership

Daniel R. Baty, a U.S. citizen

William E. Colson, a U.S. citizen

Norman L. Brenden, a U.S. citizen

Patrick F. Kennedy, a U.S. citizen

Thilo D. Best, a U.S. citizen

Holiday Retirement Corp.

The above entities (the "Entities") may be deemed to be a group pursuant to Rule 13d-5, although such status as a group is disclaimed by the Reporting Persons.

The control of HRC Bond Investors is as follows: Columbia Pacific Growth Fund Y2K, L.P. has a 50% membership and William E. Colson has a 5%; interest in HRC Bond Investors LLC. William E. Colson is the managing member and has the exclusive right to make all investment decisions on its behalf. The remaining membership interests in HRC Bond Investors LLC are held as follows: Norman L. Brenden (5%); Patrick F. Kennedy (2.5%); Thilo D. Best (4%); and Holiday Retirement Corp. (33.5%).

To the best of the Reporting Persons' knowledge, LB Bond Investors LLC has a 90% membership interest in LB/HRC Bond Investors LLC, is its managing member, and has the exclusive right to make all investment decisions on its behalf. The remaining 10% membership interest is held by HRC Bond Investors LLC.

LB Bond Investors II LLC has a 90% membership interest in LB/HRC Bond Investors II LLC, is its managing member, and has the exclusive right to make all investment decisions on its behalf. The remaining 10% membership interest is held by HRC Bond Investors LLC.

Both LB Bond Investors LLC and LB Bond Investors II LLC are wholly owned by PAMI LLC.

PAMI LLC is wholly owned by Property Asset Management Inc.; Property Asset Management Inc. is 99.75% owned by Lehman ALI Inc., and Lehman ALI Inc. is wholly owned by Lehman Brothers Holdings Inc., a publicly held corporation.

To the best of the Reporting Persons' knowledge, assuming the conversion of the convertible bonds of the Issuer ("ARC Bonds") the members of the Lehman Entities are beneficial owners of shares of Common Stock of the Issuer as follows: LB/HRC Bond Investors LLC owns 448,000 shares, LB/HRC Bond Investors II LLC owns 1,157,973 shares. More detail as to ownership of securities of the Issuer by the Lehman Entities can be found in Schedule 13G/A filing by such persons made or to be made on or about the date of this filing.

In the event that the Entities were deemed to be a group pursuant to Rule 13d-5 (such status is disclaimed by the Filing Persons), upon conversion of all of the ACR Bonds held by LB/HRC Bond Investors LLC and LB/HRC Bond Investors II LLC, the Entities would collectively own 2,092,573 shares of Common Stock, constituting 11.1% of the Common Stock.

EXHIBIT 99.2

Joint Filing Agreement

The undersigned hereby agree that the Statement on Schedule 13G filed herewith (and any amendments thereto), relating to the common stock, par value $0.01 per share, of American Retirement Corporation, is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: February  19, 2003.

HOLIDAY RETIREMENT CORP. By /s/ William E. Colson Title: President
/s/ Daniel Baty Daniel R. Baty
/s/ William E. Colson William E. Colson